Exhibit 99.2

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis of the consolidated operating and financial performance of Claude Resources Inc. (“Claude” or the “Company”) for the three months ended March 31, 2011 compared with the corresponding period of 2010 is prepared as of June 3, 2011.  This discussion is prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s 2010 annual Management’s Discussion and Analysis and 2010 audited consolidated financial statements and notes thereto which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The Board of Directors has approved the disclosure presented herein.  All amounts referred to in this discussion are expressed in Canadian dollars, except where otherwise indicated.

Note To Investors

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply Metric Units by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Overview

Claude Resources Inc., incorporated pursuant to the Canada Business Corporations Act, is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan.  Claude also owns 100 percent of the 10,000 acre Madsen Property located in the Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

mission and vision

The Company’s mission is to create and deliver significant stakeholder value through the exploration, development and mining of gold and other precious metals.  Its vision is to be valued by all stakeholders for its ability to discover, develop and produce gold and other precious metals in a disciplined, safe, environmentally responsible and profitable manner.

goals and key performance drivers - Measuring the Company’s Results

The Company’s goals and key performance drivers include:

•	Increasing its resource base through aggressive exploration programs;
•	Improving operating margins at the Seabee Gold Operation;
•	Strengthening the Balance Sheet and maintaining liquidity in order to reduce financial risk;
•	Consider strategically attractive opportunities and accretive transactions; and
•	Ensuring that the Company’s share price reflects underlying value.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Increasing Claude’s Resource Base Through Aggressive Exploration Programs

During the first quarter of 2011, the Company continued with its objective of increasing its resource base through aggressive exploration programs at its Madsen Property, Amisk Gold Project and Seabee Gold Operation.

Madsen Property

At the Madsen Property, Claude’s objective is to fully assess the potential for high grade gold mineralization while continuing to de-water the Madsen shaft to provide additional underground exploration access.  Phase I underground drilling of the 8 Zone program, from the 10th level, confirmed high grade mineralization 450 feet (1) down plunge of the historic stopes within the 8 Zone as well as confirmed the development of a sub-parallel footwall target.  During 2009, Phase I underground drilling demonstrated that the 8 Zone is a series of high-grade, quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies.  The system remains open in all directions and shows strong similarities to high grade mineralization characteristic of the Red Lake Belt.  Phase II of the underground 8 Zone drill program, shaft dewatering and shaft remediation continue to be a top priority for Management.

(1)   Historically, Madsen results have been reported in ounces per ton and feet (imperial).

Phase II underground 8 Zone drilling from the 16th level commenced early in the second quarter of 2011 and is anticipated to continue through to the end of 2011.  Phase II drilling plans to include 19,500 metres (64,000 feet) in 25 to 30 holes; initial underground drill targets include the plunge and strike extensions of the 8 Zone as well as conceptual targets associated with the 8 Zone Trend.  To further support exploration efforts on the Phase II drill program, construction of a second diamond drill chamber began during the second quarter of 2011.  Success from the Phase II drill program has the potential to significantly grow the Company’s existing resource base at the fully-permitted and infrastructure-rich Madsen property.

De-watering was ongoing throughout the first quarter of 2011 with water levels approximately 80 feet below the 16th level.

Amisk Gold Project

The Amisk Gold Property is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects.  At 15,700 hectares, this gold and silver exploration property is one of the largest land positions in the Flin Flon mineral district.  The property consists of 91 mineral dispositions in the Amisk Lake area.  Claude is the operator of the Amisk Gold Project, a 65:35 Joint Venture with St. Eugene Mining Corporation on 15,400 of the hectares within the Amisk Gold Property.

In the fourth quarter of 2010, the Joint Venture engaged SRK Consulting (Canada) Inc. (“SRK”) to prepare an independent mineral resource evaluation and Technical Report for the Amisk Gold Project.  The independent mineral resource statement was released in the first quarter of 2011 and outlined an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent (“Au Eq”) per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.  This geological model and open pit resource estimate was generated through the successful integration of the Company’s 2010 exploration program with historic drilling and was the culmination of an aggressive 12 month exploration program and a major milestone for the Amisk Gold Project and Claude Resources.

In 2011, a total of eight step-out and infill drill holes were completed and assayed.  The program tested from surface in excess of 600 metres depth and was designed to expand the limits of the Amisk Gold Deposit as well as infill within the northern portion of the deposit.  Drilling successfully expanded the system along strike 400 metres to the southwest and 150 metres to the north of and below the conceptual open pit.

Moving forward at Amisk, the Company will focus on expansion of the open pit resource, preliminary metallurgical, engineering and economic studies, as well as an evaluation of the underground potential.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Seabee Gold Operation

At the Seabee Gold Operation, the Company has focused its gold exploration efforts on drilling at Seabee Deep and on continued development of satellite ore bodies.  This includes the Santoy 8 Project which achieved commercial production during the first quarter of 2011 and is providing supplemental feedstock for the Seabee Gold Operation’s central Milling Facility.

2011 Exploration Program

As a follow-up to the Company’s 2010 Exploration Programs, Claude has outlined between $10.0 and $12.0 million to support the continuation of its extensive exploration programs at the Seabee, Madsen and Amisk Properties during 2011.  Continued success from these programs should serve to: further extend the mine life at Seabee; potentially improve the project economics at the Company’s Madsen and Amisk Projects; and further increase the Company’s total resource base.

Improving Operating Margins at the Seabee Gold Operation

For the three months ended March 31, 2011, cash flow from operations (1) before net changes in non-cash working capital improved 290 percent to $3.9 million, or 0.03 per common share, from $1.0 million, or 0.01 per common share, in the first quarter of 2010.  Despite slightly higher operating costs due to increased spending on labour, cash cost per ounce (1) of gold fell two percent to CDN $924 (U.S. $938) per ounce during the first quarter from CDN $946 (U.S. $909) in the first quarter of 2010.

(1)   For an explanation of non-IFRS performance measures refer to “Non-IFRS Performance Measures”.

During 2011, the Company will continue to focus on the profitability of the Seabee Gold Operation through a combination of improved grade control, cost controls and developing the production profile at lower cost satellite ore bodies, including Santoy 8.

The Company’s Santoy 8 Gold Project, accessible from the Seabee Gold Operation’s central Milling Facility via a 14 kilometre all weather road, achieved commercial production during the first quarter of 2011.  This accomplishment is a major milestone for the Company and represents a real opportunity for the Seabee Gold Operation to grow its production profile.  Over the life of mine plan for the Seabee Gold Operation, the Company anticipates the Santoy 8 Project to provide up to 50 percent of the overall feedstock to the Seabee Gold Operation’s central Milling Facility and anticipates this contribution to be a positive catalyst in improving production and lowering unit operating costs at the Seabee Gold Operation.

Financial Capacity and Highlights

During 2011, the Company will continue to focus on further improving its balance sheet.  During the first half of each year, the Company’s cash outflow is significant because of the Seabee Gold Operation’s annual winter ice road resupply which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.  At March 31, 2011, the Company had total Cash and cash equivalents of $2.4 million; the Company’s line of credit of $3.5 million was unused at period-end.

During the first quarter of 2011, Claude reported a record average gold price realized per ounce sold and continued to benefit from strong cash margins.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

(1)  For an explanation of non-IFRS performance measures refer to “Non-IFRS Performance Measures”.

During the third quarter of 2010, Claude completed the sale of its Nipisi Property and the related petroleum and natural gas interests for gross proceeds of $6.2 million.  Concurrent with the completion of the sale of this non-core asset, the Company announced an offer to repay its 12 percent senior secured debentures; this offer to repay expired on January 14, 2011.  On this date, $0.1 million of debentures were redeemed and the Restricted cash set aside, pursuant to the Company’s offer to repay, was made available for exploration and for general corporate purposes.

On May 4, 2011, the Company completed the “bought-deal” equity financing previously announced on April 6, 2011.  The offering consisted of the issuance of 20,000,000 common shares of the Company at a price of $2.50 per common share; in addition, the underwriters of the offering exercised their overallotment option for an additional 3,000,000 common shares at a price of $2.50 per common share.  The aggregate gross proceeds raised under the offering was $57.5 million.

Strategically Attractive and Accretive Transactions

During the first quarter of 2010, the Company completed a reorganization of its working interest in the Amisk Gold Project.  After acquiring the balance of the interests held by Cameco and Husky Oil, the Company finalized the sale of a 35 percent interest in the property to St. Eugene Mining Corporation Ltd.  The acquisition of the 65 percent interest in the Amisk Gold Project is consistent with Claude’s strategy to focus on the exploration and development of gold assets in mining friendly jurisdictions.

Looking forward into 2011 and beyond, Management remains focused on executing accretive transactions that are consistent with Management’s strategic plan and focus for the Company.

Shareholder Value

At March 31, 2011, shares of Claude closed at $2.40 (March 31, 2010 - $1.07), an increase of 124 percent period over period; on the NYSE Amex, Claude’s shares closed at U.S. $2.45 on March 31, 2011 (March 31, 2010 - U.S. $1.05).  Despite the significant improvement in share price, Management remains focused on ensuring that the underlying value of the Company’s assets is appropriately reflected in its share price.

Further to the equity financing discussed previously, the Company intends to build shareholder value by using proceeds from this offering to:

•	advance the Company's exploration programs at its Madsen, Seabee and Amisk properties;
•	continue dewatering and rehabilitation programs at the Company's Madsen Project; and
•	invest in capital infrastructure development programs at the Seabee Gold Operation including an extension of Seabee Mine shaft, a mill expansion and additional production equipment.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

With the continued support of an improving gold price, a significantly expanded resource base at Madsen and Amisk and the achievement of commercial production at Santoy 8, Claude is well positioned to further execute its strategy of discovering, developing and producing gold in established politically safe Canadian mining and exploration districts.

Exploration Results

Claude continued its aggressive exploration and development strategy during the first quarter of 2011.  Exploration at the Seabee Gold Operation focused on attaining commercial production at the Santoy 8 Project and on drill testing of the Neptune and Trident targets.  At the Amisk Gold Project, exploration continued with the March 31, 2011 release of a National Instrument 43-101 open-pit resource estimate, drilling in excess of 3,200 metres in eight holes and advancement of metallurgical and engineering test work.
Exploration at Madsen advanced shaft dewatering and rehabilitation towards a planned Phase II underground drill program which began in the second quarter of 2011.
All exploration activities were carried out under the direction of Qualified Persons, Brian Skanderbeg, P. Geo., Vice President Exploration and Philip Ng, P. Eng., Senior Vice President Mining Operations.

Madsen Project

The Madsen Project comprises over 10,000 acres (4,000 hectares) and, having produced in excess of 2.4 million ounces, is the third largest gold producer in the Red Lake camp in Ontario, Canada.  Infrastructure includes a fully functional 500 ton per day mill, 4,125 foot deep shaft and permitted tailings facility.

During the first quarter of 2011, exploration focused on rehabilitation of the 16th level and excavation of drill platforms associated with Phase II underground drilling.

Initiated from the 10th level in December of 2008, the Phase I underground program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system.  Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. See Table 1 for highlights of Phase I of the 8 Zone drill program.  Step-out drilling to the east and west confirmed the development of favorable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west.  Phase II of the underground 8 Zone drill program initiated early in the second quarter of 2011 (see April 12, 2011 Media release “Claude Resources Ramps up 8 Zone Drilling at Madsen”). Phase II drilling includes 19,500 metres (64,000 feet) in 25 to 30 holes and is anticipated to continue through to the end of 2011.

Table 1: Highlights from Phase I of the 8 Zone drill program at the Madsen Mine, Ontario.

Hole ID	From (m)	To (m)	Au (g/t)	Length (m)	Au (oz/ton)	Length (ft)	Visible Gold Noted

MUG-08-01	883.00	883.75	127.12	0.75	3.71	2.46	✓
MUG-09-02b	891.25	891.70	21.52	0.45	0.63	1.48	✓
MUG-09-03 (incl)	915.40	917.89	33.39 58.18	2.49 1.25	0.97 1.70	8.17 4.10	✓ ✓
MUG-09-04 (incl)	909.55	917.45	25.77 141.80	7.90 0.95	0.75 4.14	25.92 3.12	✓ ✓
MUG-09-05 (incl)	943.51	946.90	24.30 62.09	3.39 1.22	0.71 1.81	11.45 4.00	✓ ✓

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Russett Lake
Madsen
Shaft
Mill Complex
Confederation
Assemblage
McVeigh
Tuff
Austin
Tuff
16 Level
Drill Chambers
Balmer Mafic
Sequence
8 Zone
Trend
Madsen Mine
Trend
Flat Lake Howey Bay
Deformation Corridor
1500
Meters
5000
Feet
Kilalla Baird
Batholith
Footwall
Target
Schematic Cross Section
Madsen Mine
300 Meters
1000 feet
Claude Resources Inc.
Discovering. Developing. Delivering.

Figure 3: Madsen Mine Cross Section

During 2010, SRK finalized an independent National Instrument 43-101 mineral resource evaluation for the Madsen Mine. This mineral resource evaluation was based on historical exploration and mining data, Phase I underground drilling as at September 27, 2009 and geological and resource modeling.  The resource evaluation was undertaken on the four separate zones, Austin, South Austin, McVeigh and 8 Zone that comprise the Madsen Gold Mine.  The National Instrument 43-101 Technical Report was filed on January 20, 2010.

Table 2: Consolidated Mineral Resource Statement (1) for the Madsen Mine, Ontario.

Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)

Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	Zone 8		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	Zone 8		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

(1)    Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S. $1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Buffalo Mine
Hasaga Mine
Madsen Mine Trend
8 Zone Trend
Madsen Mine
Starratt Olsen Mine
Faulkenham Mine
0
2
4 km
Claude Resources Inc.
Discovering. Developing. Delivering.

Figure 4: Madsen Property Overview

The Company’s Madsen shaft de-watering and rehabilitation program remains a top priority for Management.  In the first quarter of 2011, rehabilitation of the 16th level was on-going and the first drill chamber associated with Phase II drilling was completed.   The 8 Zone Trend hosts the past-producing 8 Zone and is highly prospective for future high grade discoveries. The 16th level provides the ideal drill platform to explore both at depth as well as the strike potential of this 8 Zone Trend.

Seabee Gold Operation

The Seabee Gold Operation includes 14,400 hectares and is comprised of four mineral leases and extensive surface infrastructure. During the first quarter of 2011, exploration efforts focused on attainment of commercial production at the Santoy 8 Project and drill testing of the Neptune and Trident drill targets.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Exploration during the first quarter of 2011 in the Seabee region continued with a drill program targeting the Neptune and Trident targets as well as infill and extension drilling in proximity to the Santoy 8 deposit.

Santoy 8

The Santoy 8 Project is located approximately 14 kilometres east of the Seabee Gold Operation’s central Milling Facility and is accessed via an all-weather road.  Gold mineralization is hosted in siliceous, skarnified, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills.  The mineralized lenses dip moderately to steeply eastward and are interpreted to be amenable to bulk mining techniques.  Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 350 metres and remains open along strike and down plunge to the north.  The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north.  True thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres.

During the first quarter of 2011, Claude reached commercial production at the Santoy 8 Project. As at December 31, 2010, the mineral reserves at Santoy 8 were 1,079,922 tonnes at 4.66 grams of gold per tonne (161,891 ounces), and inferred mineral resources were 384,837 tonnes at 5.35 grams of gold per tonne (66,200 ounces).

The Santoy 8 program was designed to test the Santoy shear system between the Santoy 7 and 8 Deposits as well as the down plunge continuity of the Santoy 8 and 8E deposits.  Results from the program successfully outlined continuity at depth for both the Santoy 8 and 8E deposits and provided encouraging results of up to 17.33 grams of gold per tonne over 4.0 metres from the Santoy Gap.  Further drill testing of the Santoy Gap is planned for 2011.

Neptune and Trident

The Neptune and Trident targets are approximately six kilometres north of the Seabee Minesite.  Exploration in this area focused on the Pigeon Lake region and utilized geological, geochemical and geophysical surveys and historical drill data.  Based on these results, the Company outlined a high priority target, Neptune.  In 2010, two drill holes (NEP-10-001, NEP-10-002) targeted the down-dip extension of the Neptune trend whose gold-in-soil anomaly extends for 1.8 kilometres. The gold-in-soil anomaly exists along three sub-parallel trends spanning a width of at least 200 metres. Peak soil values of 111 ppb were obtained from minus 80 mesh soil samples obtained over and adjacent to outcropping mineralization. Prospector channel and grab samples from outcropping quartz vein-hosted mineralization returned values of up to 18.23 grams per tonne.  Results received for the two holes drilled during the 2010 drill program are presented in Table 3 below:

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 3: Neptune Target Drill Results

HOLE ID	Target	FROM (m)	LENGTH (m)	Au (g/T)	Visible Gold Noted
NEP-10-01	Neptune	223.00	1.00	0.98	YES
NEP-10-02	Neptune	228.00	3.00	13.60	YES

Initial drilling in 2010 revealed high gold grades associated with sheeted quartz veins within several prospective zones of alteration and veining hosted within both arenite and basalt-derived, biotite-chlorite schist.  Based on the encouraging results of this program at Neptune, exploration efforts in the first quarter of 2011 included the completion of a 13 hole, 4,100 metre winter drill program designed to test the 1.8 kilometre strike length of the soil anomaly to vertical depths of up to 250 metres. The targeted vein sets are situated proximal to the arenite-basalt contact, a regional structure that hosts gold mineralization at the Porky West and Porky Main deposits.

The 2011 winter drill program confirmed the gold-bearing structure over a strike length of 1,200 metres to depths in excess of 250 metres and intersected high-grade gold within multiple structures with assay results of up to 84.66 grams of gold per tonne across 3.20 metres. Results from the 2011 winter drill program are presented in Table 4 below:

Table 4: Neptune Target Drill Results from 2011 Winter Drill Program

Hole ID	Easting	Northing	Az/dip	From (m)	Grade (g/t)	Width (m)	Visible Gold

NEP-11-003	587984	6177748	130/-45	60.00	3.78	1.00	YES
		And		112.00	Anomalous	2.90	YES
		And		124.00	Anomalous	1.00	YES
NEP-11-004	587950	6177671	130/-45	108.81	4.37	0.81
NEP-11-005	587938	6177652	130/-45	114.00	Anomalous	4.00
NEP-11-006	587865	6177584	130/-45	90.39	Anomalous	0.61	YES
NEP-11-007	587963	6177692	130/-45	4.05	Anomalous	2.95	YES
		And		48.30	10.65	0.50	YES
		And		84.80	84.66	3.20	YES
		Incl.		84.80	218.00	1.20	YES
		And		111.11	24.70	0.82	YES
NEP-11-008	588016	6177912	130/-45	159.00	8.38	1.00	YES
NEP-11-009	588113	6178080	130/-45	290.65	Anomalous	2.35
NEP-11-010	587933	6177839	130/-45	181.00	3.01	0.89	YES
NEP-11-011	587812	6177841	130/-58	308.82	Anomalous	2.00	YES
NEP-11-012	588067	6177801	130/-45	39.94	5.82	3.06	YES
NEP-11-013	588131	6177878	130/-45		NSI
NEP-11-014	587374	6177159	130/-45	419.91	Anomalous	1.00	YES
NEP-11-015	587722	6177373	130/-45		NSI
Note: Intercepts calculated using a 3 g/t Au cut-off, Anomalous (0.1-3 g/t Au), NSI (no significant intercepts)

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Initial drill testing of the Neptune target has returned high grade results with 10 of 15 holes hosting visible gold. To date, the Neptune target has only been tested on widely spaced centres, the limits of which are yet to be determined. These results demonstrate the potential for significant new discoveries and resource definition in the Seabee Operation.

Based on these encouraging results from Neptune and in the Santoy region, Claude has expanded the 2011 Seabee exploration program to include 26,500 metres of surface drilling. The program will focus on testing the 1.8 kilometre strike length of the Neptune target as well as the Santoy Gap and depth continuity of the Santoy 8 and 8E systems. The two rig program is anticipated to continue from early June through to late October.

Amisk Gold Project

The Amisk Gold Project (Figure 6) is located in the Flin Flon-Snow Lake Greenstone Belt.  The project is host to the Amisk Gold Deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects. Extensive historic exploration from 1983 through 1998, including significant surface and underground drilling and bulk sampling, was completed by Saskatchewan Mining Development Corporation, Hudson Bay Mining and Smelting, Husky Oil and Claude.  The property remained largely dormant from 1998 through 2009.

Claude is the operator of a 65:35 Joint Venture with St. Eugene Mining Corporation (“St. Eugene”).  During the first quarter of 2011, St. Eugene staked and made application for certain additional claims located in close proximity to the Amisk Gold Project. Under the terms of the Joint Venture Agreement, Claude was given the right to participate in new ground acquired in accordance with the terms of the Joint Venture Agreement; Claude elected to participate in 1,900 of the hectares staked by St. Eugene.   The Joint Venture Agreement between Claude and St. Eugene now covers an area of 15,400 hectares.

Combined with results from a summer historic core sampling program, 2010 drilling expanded the mineralized system to a strike length of 500 metres, width of 400 metres and depth of 400 metres.  On February 17, 2011, Claude completed a National Instrument 43-101 compliant resource calculation which included results of all drilling to date, inclusive of historic core.  The independent mineral resource statement was released in the first quarter of 2011 and outlined an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent (“Au Eq”) per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Table 5: Amisk Gold Project Consolidated Mineral Resource Statement*

Resource Class	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of eight-seven percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of fifty degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

During the first quarter of 2011, an eight-hole, 3,200 metre drill program was completed on the Amisk Gold Project. This program focused specifically on testing of the limits of the mineralized footprint north of the current pit outline, targeting depth extension below the pit bottom and infill drilling to evaluate potential upgrade of categories in the resource estimate completed by SRK Consulting (Canada) Inc.

Drilling successfully expanded the system along strike 400 metres to the southwest and 150 metres to the north of and below the conceptual open pit. Intercepts include 0.92 g/t Au and 7.9 g/t Ag over 36.60 metres in hole AL-11-298 and 0.70 g/t Au and 3.5 g/t Ag over 54.12 metres in AL-11-297. Gold and silver mineralization intercepted in the drilling is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has now intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres.  The system remains open to the southwest, north and at depth.

Five drill holes successfully confirmed continuity of gold mineralization within the northern portion of the deposit. Significant results include: 1.02 g/t Au and 2.6 g/t Ag over 39.08 metres in hole AL-11-292 and 0.50 g/t Au and 2.7 g/t Ag over 55.40 metres in hole AL-11-296. This latest drill program has intercepted the target stratigraphy and significant intercepts up to 400 metres southwest, to the north and at depth, below the conceptual pit outline.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Moving forward at Amisk, exploration will focus on expansion of the open pit resource, preliminary metallurgical, engineering and economic studies, as well as an evaluation of the underground potential.

Legend
Historic Drill collar
Surface Projection Au mineralization
Conceptual Open Pit
Geology
Fragmental Quartz Porphyry
Quartz Porphyry
Intermediate to Mafic Tuff
Basalt
A
A'
B
B'
Claude Resources Inc.
Discovering. Developing. Delivering.
Claude Resources Inc
Amisk Gold Property
Amisk Gold Deposit - Plan Map
Claude Exploration Group

Figure 7: Surface Projection of the Amisk Gold Deposit

A
A'
Claude Resources Inc.
Discovering. Developing. Delivering.
Conceptual Pit Shell
Drill Holes Au (g/t)
10 to 10000
3 to 10
1 to 3
0.3 to 1
0.1 to 0.3
0.0001 to 0.1
OPEN
0.4 g/t Au Eq Grade Shell
OPEN
400 m depth
OPEN
Mineralized Domain
0
50
100
150
200
Metres
SCALE 1 : 3000
Claude Resources Inc.
Amisk Gold Property
Cross Section A-A'

Figure 8: Cross Section A-A' of the Amisk Gold Property

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates.  Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia and or the Seabee minesite lab.  The former laboratory is ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

2011 Mining Operations Results

Seabee Gold Operation

For the quarter ending March 31, 2011, mining operations at the Seabee Gold Operation included feedstock from the Seabee Mine and from the Santoy 8 Project, which achieved commercial production during the first quarter of 2011.

For the quarter ended March 31, 2011, Claude extracted and processed 50,501 tonnes of ore at its Seabee Gold Operation with a grade of 6.20 grams of gold per tonne (Q1 2010 - 38,490 tonnes at 7.79 grams of gold per tonne).  Sales volume for the quarter was 9,461 ounces of gold compared to 8,890 ounces of gold in Q1 2010, an increase of six percent period over period.  Produced ounces for the period increased by three percent to 9,539 ounces from 9,221 ounces in Q1 2010.  Management’s production guidance of 54,000 to 58,000 ounces for 2011 remains unchanged.

For the quarter ended March 31, 2011, total mine production costs increased four percent to $8.7 million from $8.4 million for the same period in 2010; this result was in line with Management expectations.

Table 6: Seabee Gold Operation First Quarter Production and Costs Statistics

	Mar 31	Mar 31
	2011	2010

Tonnes Milled	50,501	38,490
Head Grade (grams per tonne)	6.20	7.79
Recovery (%)	94.8%	95.7%
Gold Produced (ounces)	9,539	9,221
Gold Sold (ounces)	9,461	8,890
Production Costs (CDN$ million)	$8.7	$8.4
Cash Costs (CDN$/oz) (1)	$924	$946
Cash Costs (US$/oz) (1)	$938	$909

(1)  For an explanation of non-IFRS performance measures refer, to “Non-IFRS Performance Measures”.

Claude views the Santoy 8 Project as a key driver in the expansion of the Seabee Gold Operation and in lowering unit operating costs and increasing production over the life of mine plan.  Forecast production from the Santoy 8 Mine is expected to gradually increase to 500 tonnes per day by 2013.  With the Santoy 8 Project achieving commercial production in the first quarter of 2011, the Company is continuing to demonstrate its capacity to effectively grow the Seabee Gold Operation from discovery, to development and then to production.  Furthermore, Claude is well positioned to execute on the expansion of its production profile and lowering unit costs over the next several years by maximizing gold output from the near surface Santoy 8 deposit as well as increasing margins at the Seabee Mine via a shaft extension project.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Seabee Mineral Reserves and Mineral Resources

During 2010, Claude completed over 53,000 metres of underground diamond drilling at the Seabee Mine and Santoy 8 Project to replace 2010 production and to increase Mineral Reserves and Mineral Resources at the Seabee Gold Operation.  Drilling evaluated down plunge extensions of ore shoots, hanging wall targets in the 153 and 162 veins, as well as targets along strike of present mineralized areas.

At December 31, 2010, proven and probable reserves in the Seabee Gold Operation were 1,967,053 tonnes, grading 5.58 grams per tonne or 352,643 ounces of gold.  The Company’s mineral resources at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 49,626 ounces and Inferred Mineral Resources totalled 260,091 ounces.

Table 7: Seabee Gold Operation Mineral Reserves and Mineral Resources

Claude Resources Inc. - Mineral Reserves and Mineral Resources
Proven and Probable Reserves
Projects	December 31, 2010			December 31, 2009
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	887,131	6.69	190,752	772,309	6.77	168,163
Santoy 8	1,079,922	4.66	161,891	177,328	7.02	40,015
Totals	1,967,053	5.58	352,643	949,637	6.82	208,178
Measured and Indicated Mineral Resources
Projects	December 31, 2010			December 31, 2009
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Santoy 8	-	-	-	545,625	8.98	157,529
Porky Main	160,000	7.50	38,581	160,000	7.50	38,581
Porky West	110,974	3.10	11,045	112,908	3.06	11,104
Totals	270,974	5.70	49,626	818,533	7.87	207,214
Inferred Mineral Resources
Projects	December 31, 2010			December 31, 2009
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	705,494	6.33	143,625	651,168	8.01	167,763
Santoy 8	384,837	5.35	66,200	391,500	8.10	101,955
Porky Main	70,000	10.43	23,473	70,000	10.43	23,473
Porky West	138,314	6.03	26,793	138,314	6.03	26,792
Totals	1,298,645	6.23	260,091	1,250,982	7.96	319,983

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

During 2011, Claude is planning in excess of 55,000 metres of underground drilling to sustain or increase Mineral Reserves and Mineral Resources at Seabee.  A thorough review of the Company’s historical geological database and models is ongoing and has generated new targets that can be accessed economically within the present mine infrastructure.

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons, Philip Ng, P.Eng., Senior Vice President Mining Operations and Brian Skanderbeg, P.Geo., Vice President Exploration.

Health, Safety and the Environment

In 2011, the Company will continue its goal of “Mission Zero” in matters related to Health, Safety and the Environment by expanding Claude’s Safety, Training and Environmental Departments as well as retaining external professionals to conduct regular external reviews of work practices and workplaces.

Claude is committed to reaching “Zero Injury” and “Zero Environmental Exceedence” and as such, the Company established operational objectives of reducing these incidents by 25 percent annually since 2008.

Management believes having success in these critical areas will place Claude in a position to be recognized as a leader in matters related to Health, Safety and the Environment.

Financial Results of Operations

The Company reports its results of operations based on International Financial Reporting Standards (“IFRS”).  All references to per-share amounts pertain to diluted net earnings per share.

Financial

For the quarter ended March 31, 2011, the Company recorded net profit of $1.8 million, or $0.01 per share.  This compares to a net loss of $1.6 million for the comparable period in 2010, or $0.01 per share.

Revenue

In the discussion below, gold revenues for the comparable figures in 2010, net of expenditures, from projects not yet in commercial production have not been included in earnings; rather, these amounts have been offset against the carrying value of the assets.

Gold revenue from the Company’s Seabee Gold Operation for the quarter ended March 31, 2011 increased 30 percent to $13.3 million from $10.2 million reported in the first quarter of 2010.  The increase in gold revenue was attributable to increased gold sales volume (Q1 2011 - 9,461 ounces; Q1 2010 - 8,890 ounces) and a 23 percent improvement in Canadian dollar gold prices realized (Q1 2011 - $1,408 (U.S. $1,428); Q1 2010 - $1,147 (U.S. $1,103)).

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Production Costs

For the three months ended March 31, 2011, the Company reported mine production costs of $8.7 million, an increase of four percent from the $8.4 million reported in in the same period of 2010.  The increase was in line with Management expectations.  Total Canadian dollar cash cost per ounce of gold for the first quarter decreased two percent to CDN $924 (U.S. $938) per ounce from CDN $946 (U.S. $909) in the first quarter of 2010.

Table 8: Total Cash Costs per Gold Ounce Sold (1)

	Three months ended
	Mar 31	Mar 31
	2011	2010

Production costs (CDN $ thousands)	$8,746	$8,408
Divided by ounces sold	9,461	8,890
Total cash costs per ounce (CDN$)	$924	$946

CDN $ Exchange Rate	0.9859	1.0404
Total cash costs per ounce (US$)	$938	$909

(1)	Cash cost per ounce of gold sold is a non-IFRS performance measure. For an explanation of non-IFRS performance measures, refer to “Non-IFRS Performance Measures”.

Depreciation and Depletion

During the first quarter of 2011, depreciation and depletion was $1.9 million, a 39 percent decrease from the $3.1 million reported in the comparable period of 2010.  This decrease is attributable to a decrease in broken tonnes and a slightly higher reserve base period over period.

General and Administrative Expense

For the quarter ended March 31, 2011, general and administrative expense increased to $1.4 million, up 27 percent from the $1.1 million reported in the comparative period of 2010.  This variance was attributable to increased personnel costs.

Finance Expense

For the quarter ended March 31, 2011, Finance expense of $0.2 million was relatively unchanged period over period.

Other Income

For the quarter ended March 31, 2011, other income of $0.7 million was relatively unchanged period over period.

Liquidity and Financial Resources

The Company monitors its spending plans, repayment obligations and cash resources on a continuous basis with the objective of ensuring that there is sufficient capital within the Company to meet business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.  The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

The Company’s cash position at March 31, 2011 was $2.4 million (December 31, 2010 - $10.8 million, including $4.4 million of Restricted cash).    In addition, the Company has access to an unused line of credit in the amount of $3.5 million. On May 4, 2011, the Company completed the offering announced on April 6, 2011.  The offering consisted of the issuance of 20,000,000 common shares of the Company, on a bought deal basis, at a price of $2.50 per share; in addition, the underwriters of the offering exercised their overallotment option in respect of an additional 3,000,000 common shares at a price of $2.50 per common share.  The aggregate gross proceeds raised under the offering was $57.5 million.  Claude plans to use the net proceeds of the offering for the exploration and development of the Company’s projects and for general corporate purposes.

At March 31, 2011, the Company had working capital of $4.1 million (December 31, 2010 - $12.9 million).  Included in working capital at March 31, 2011 are demand loans of $2.0 million (December 31, 2010 - $2.5 million); these loans have been classified as current liabilities due to their demand feature.  The decrease in working capital was attributable to: continued capital investment in the Company’s Mineral properties, resulting in a decrease of Cash and cash equivalents and an increase in Inventories offset by a corresponding increase in Accounts payable.  These items were partially offset by payments on Demand loans outstanding.

Table 9: Working Capital and Current Ratios

			Percent
In thousands of CDN dollars	Mar 31	Dec 31	Increase
	2011	2010	(Decrease)

Current assets	28,158	28,189	-
Current liabilities	24,095	15,324	57
Working capital	4,063	12,865	(68)
Current ratio	1.2	1.8	(33)

EBITDA (1) for the period ended March 31, 2011 was $3.2 million (Q1 2010 - $0.6 million).

(1)	For an explanation of non-IFRS performance measures, refer to “Non-IFRS Performance Measures”.

Investing

Mineral property expenditures during the first three months of 2011 were $17.0 million, a $7.2 million increase from the same period in 2010. Year to date, expenditures were comprised of Seabee Mine and Shaft development of $6.1 million, exploration costs (focusing on the Madsen, Santoy 8, Seabee North and Amisk Gold Project exploration projects) of $2.4 million and property, plant and equipment additions of $8.5 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion.

Financing

Financing activities during the first quarter of 2011 included the issuance of 235,614 common shares (Q1 2010 - 430,395) and 156,667 common shares (Q1 2010 - 10,000) pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option plan, respectively.  An additional 1,320,000 common share purchase warrants expiring on November 16, 2012 were exercised. In addition, 85,000 of the warrants expiring on May 22, 2013 were exercised. Finally, 139,321 common share purchase warrants expiring on April 9, 2011 were exercised.

During the first three months of the year, the Company repaid $0.5 million of its demand loans outstanding.  The proceeds and repayments of capital lease obligations relate primarily to production equipment.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Capital Structure

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

The Capital structure of the Company is as follows:

Table 10: Schedule of Capital Structure of the Company

Capital Structure			March 31	December 31
In thousands of CDN dollars	Interest	Maturity	2011	2010

Demand loan # 1	Prime + 1.50%	Aug/2011	$417	$667
Demand loan # 2	4.575%	Nov/2012	1,602	1,832
Debenture	12.00%	May/2013	9,307	9,344
Total debt			$11,326	$11,843
Less: cash, cash equivalents and restricted cash			2,358	10,790
Net debt			8,968	1,053
Shareholders’ equity			$107,481	$105,280
Total debt to capital			.08	.01

Short-term debt facilities include access to a $3.5 million operating line of credit which had not been drawn on at quarter-end.

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates. The Company does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral.  Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold.  The profitability of the Company’s operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.  As at March 31, 2011, the Company’s forecast production was unhedged, allowing it to take advantage of increases in gold prices.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

The Company’s revenues from the production and sale of gold are denominated in U.S. dollars.  However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The results of the Company’s operations are subject to currency risks.  The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

At March 31, 2011, the Company did not have any gold or foreign exchange derivative contracts outstanding.  At March 31, 2010, the Company had foreign exchange contracts outstanding to sell U.S. $7.5 million at an average exchange rate of 1.0858 CDN$/U.S.$ with a market value gain inherent in these contracts of $0.5 million. At March 31, 2010, the Company had forward gold contracts outstanding related to 2010 production of 3,650 ounces at an average price of U.S. $1,100 per ounce with a market value loss inherent in these contracts of $0.1 million.

The Company’s main interest rate risk arises from interest earning cash deposits and floating rate demand loans that expose the Company to interest rate risk. No hedging programs were implemented by the Company to manage interest rate risk during the quarter.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

The Company is exposed to equity securities price risk arising from investments classified on the balance sheet as available-for-sale. Investments in equity securities are approved by the Board on a case-by-case basis. All of the Company’s available-for-sale equity investments are in junior resource companies listed on the TSX.

The Company is exposed to counterparty risk being the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Trade and other receivables mainly comprise institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with a high-rated banking institution. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Contractual Obligations

At March 31, 2011, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2010.

Statement of Financial Position

The Company’s total assets were $238.1 million at March 31, 2011, compared to $224.5 million at December 31, 2010.  The $13.6 million net increase was comprised primarily of increases of: $11.9 million in Inventories associated with the annual winter ice road resupply whereby the Company purchases consumable items utilized by the Seabee Gold Operation for the remainder of the year; and $14.8 million in Mineral properties.  These increases were offset by decreases of: $8.4 million in Cash and cash equivalents (including Restricted cash that became available for working capital purposes in the first quarter of 2011), a result of payments associated with the annual winter ice road resupply; $4.2 million in Interest receivable on restricted promissory notes, a result of the interest earning during 2010 being used to satisfy the Royalty obligation incurred during 2010; and $1.9 million in Investments due to a reduction in fair value of certain of the Company’s available-for-sale securities.

Total liabilities were $130.6 million at March 31, 2011, up $11.6 million from December 31, 2010.  This result was attributable to increases of: $12.3 million of Accounts payable and accrued liabilities due to the Seabee Gold Operation’s annual winter ice road resupply; and $2.4 million in Finance leases.  These increases were offset by a decrease of $4.1 million in Interest payable on royalty obligations offset using the interest received from the restricted promissory notes.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Shareholders’ equity increased by $2.2 million to $107.5 million at the end of the first quarter of 2011, from $105.3 million at December 31, 2010. This is mainly attributable to an increase in Share capital of $2.0 million due to the exercise of common share warrants and stock options, a $1.8 million decrease to Deficit and a $1.8 million decrease to Accumulated other comprehensive income.

Comprehensive income consists of net income, together with certain other economic gains and losses that are collectively referred to as “other comprehensive income (loss)” or “OCI” and are excluded from the income statement.  During the first quarter of 2011, other comprehensive income decreased to $1.3 million (December 31, 2010 - $3.2 million) due to mark to market losses relating to certain of the Company’s available-for-sale investments.

Selected Quarterly Financial Data

Table 11: Summary financial and operating data for the Company’s last eight quarters

	IFRS					Canadian GAAP
	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
Unaudited	2011	2010	2010	2010	2010	2009	2009	2009

Gold sales ($ millions)	13.3	14.9	15.7	15.2	10.2	15.2	12.7	9.1
Net profit (loss) ($ millions)	1.8	3.4	5.6	2.2	(1.6)	(0.9)	(0.4)	(3.9)
Net profit (loss) per share (1)	0.01	0.02	0.04	0.02	(0.01)	(0.01)	(0.00)	(0.04)
Average realized gold price (CDN$ per ounce)	1,408	1,378	1,296	1,247	1,147	1,167	1,051	1,075
Average realized gold price (US$ per ounce)	1,428	1,361	1,247	1,213	1,103	1,105	958	921
Ounces sold (2)	9,500	10,800	12,100	12,200	8,900	13,000	12,100	8,500
Tonnes milled (3)	50,501	57,155	62,242	46,071	38,490	71,500	70,700	51,300
Ounces produced (3)	9,500	13,200	12,900	11,900	9,200	14,300	14,200	7,700
Grade processed (grams per tonne)	6.20	7.54	6.76	8.44	7.79	6.56	6.53	4.92
Cash cost per ounce (4) (CDN$ per ounce)	924	599	640	704	946	650	614	813
Cash cost per ounce (4) (US$ per ounce)	938	591	616	685	909	615	560	696
EBITDA (4) ($ millions)	3.2	6.4	6.9	5.4	0.6	3.1	4.5	1.3
EBITDA (4) per share	0.02	0.05	0.05	0.04	0.01	0.03	0.04	0.01

Weighted average shares outstanding (basic)	140,361	136,081	131,245	130,925	126,414	114,897	111,465	110,087

CDN$/US$ Exchange	0.9859	1.0128	1.0391	1.0276	1.0404	1.0563	1.0974	1.1672

(1)  Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2)  Statistics in 2010 exclude ounces sold from the Santoy 8 Project, which was not yet in commercial production.  Statistics in 2009 exclude ounces sold from the Porky West bulk sample.
(3)   Includes ounces produced and tonnes milled from the Santoy 8 Project in 2010 and from the Porky West bulk sample in 2009.
(4)   For an explanation of non-IFRS performance measures, refer to “Non-IFRS Performance Measures”.

The financial results for the last eight quarters reflect the following general trends: improved gold revenue, net profit (loss) and improved EBITDA, a result of improving gold prices; and increase cash cost per ounce, a result of sales volume fluctuations.  Results of the first quarter of 2011, the first quarter of 2010 and second quarter of 2009 were impacted by interruptions to operations as a result of required major maintenance to the Company’s mining fleet and Mill facilities.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Outlook

For 2011, the Company will continue to focus on the following:

i)
Advancement of surface and underground exploration drill programs at the Company’s 100 percent owned Madsen Exploration Project with commencement of Phase II of underground drilling from the 16th level drill platform;

ii)	Further development of satellite deposits and improvement of operating margins at the Seabee Gold Operation;
iii)	Continue exploration and development at the Seabee Gold Operation to sustain or increase reserves and resources;
iv)	Investment in capital projects and equipment to increase both production and productivity at the Seabee Gold Operation; and
v)	Expand the scope of the Amisk Gold Project and evaluate the bulk mining potential of the system.

For 2011, forecasted gold production at the Seabee Gold Operation is estimated to range from 54,000 to 58,000 ounces of gold.   Unit cash costs for 2011 are estimated to be similar to 2010.

Capital expenditures are expected to increase significantly with continued investment at Madsen and expected upgrades at the Seabee Gold Operation, including the extension of the Seabee Shaft. At current gold prices and forecast production, Management believes operating cash flows alone would not have been sufficient to fund the 2012 Winter Ice Road resupply requirements at the Seabee Gold Operation and the exploration programs at the Seabee, Madsen and Amisk properties.  Accordingly, the Company completed an equity financing during the second quarter of 2011 for gross proceeds of $57.5 million.  Management believes that this financing, when combined with expected operating cash flows, will provide sufficient funding for the near term.

Accounting Estimates

Certain of the Company’s accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2010, available at www.sedar.com.

Business Risk

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form (available at www.sedar.com) and remain substantially unchanged.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to first quarter 2011 actuals, are as follows:

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.5 million, or $0.00 per share.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.  At March 31, 2011, there were 140,849,931 common shares outstanding.   This compares to 138,913,329 common shares outstanding at December 31, 2010.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

During the first quarter of 2011, the Company issued 235,614 and 156,667 common shares pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option plan, respectively.  An additional 1,320,000 common share purchase warrants expiring on November 16, 2012 were exercised. In addition, 85,000 of the warrants expiring on May 22, 2013 were exercised. Finally, 139,321 common share purchase warrants expiring on April 9, 2011 were exercised.

Subsequent to the date of the Consolidated Statement of Financial Position, an additional 23,002,000 common shares were issued upon the completion of a private placement and upon the exercise of stock options. An additional 31,300 shares were issued upon the exercise of common share purchase warrants expiring on May 22, 2013.  At June 3, 2011, there were 163,883,231 common shares of the Company issued and outstanding.

Outstanding Stock Options and Warrants

At March 31, 2011, there were 4.3 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.50 to $2.38 per share.  This compares to 3.9 million director, officer and key employee stock options outstanding at December 31, 2010 with exercise prices ranging from $0.50 to $2.10 per share.

Table 12: Schedule of Outstanding Stock Options and Average Exercise Price

	March 31, 2011		December 31, 2010
	Number	Average Price	Number	Average Price

Beginning of period	3,916,737	$1.15	3,259,028	$1.08
Options granted	530,277	2.34	1,166,546	1.15
Options exercised	(156,667)	1.27	(422,414)	0.66
Options expired / forfeited	(8,000)	1.60	(86,423)	0.98
End of period	4,282,347	$1.29	3,916,737	$1.15

For options outstanding at March 31, 2011, the range of exercise prices, the number vested, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Number	Number	Weighted Average	Weighted Average
Option Price Per Share	Outstanding	Vested	Exercise Price	Remaining Life

$0.50 - $0.99	1,145,250	1,131,917	$0.69	4.98 years
$1.02 - $1.47	1,644,820	1,285,015	1.14	7.59 years
$1.54 - $2.38	1,492,277	1,067,055	1.79	7.47 years
	4,282,347	3,483,987	$1.29	6.85 years

At June 3, 2011, a total of 5,193,070 stock options were outstanding.

There were 9.0 million common share purchase warrants outstanding as at March 31, 2011 entitling the holder to acquire one common share of the Company at prices determined at the time of issue.  The range of exercise prices and dates of expiration of the warrants outstanding are as follows:

Table 13: Schedule of Warrants Outstanding

		Number		Number
		Outstanding at		Outstanding at
Price	Expiry Date	December 31, 2010	Exercised	March 31, 2011

$1.60	May 22, 2013	1,809,500	85,000	1,724,500
$0.83	April 9, 2011	139,321	139,321	-
$0.90	November 16, 2012	2,600,000	1,320,000	1,280,000
$1.75	December 30, 2011	6,000,000	-	6,000,000
		10,548,821	1,544,321	9,004,500

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

At June 3, 2011, a total of 8,973,200 common share purchase warrants remain outstanding.

Changes in Accounting Policies Including Initial Adoption

Conversion to International Financial Reporting Standards

The Accounting Standards Board of Canada (“AcSB”) requires that Canadian publicly accountable enterprises adopt International Financial Reporting Standings (“IFRS”) effective January 1, 2011.

The Company’s condensed consolidated interim financial statements for the period ending March 31, 2011 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company’s condensed consolidated interim financial statements for the period ending March 31, 2011 are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2011. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian GAAP.

Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

Transition to International Financial Reporting Standards

As stated in Note 2 of the condensed consolidated interim financial statements, these are the Company’s first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied as follows:

•	in preparing the condensed consolidated interim financial statements for the three months ended March 31, 2011;
•	the comparative information for the three months ended March 31, 2010;
•	the statement of financial position as at December 31, 2010; and
•	the preparation of an opening IFRS statement of financial position on the Transition Date, January 1, 2010.

In preparing the opening IFRS statement of financial position, comparative information for the three months ended March 31, 2010 and the financial statements for the year ended December 31, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is reconciled in Note 17 on the Company’s condensed consolidated interim financial statements as filed on SEDAR (www.sedar.com).

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2011 reporting period:

•
IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Non-IFRS Performance Measures

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position.  These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Flow from Operations before Net Changes in Non-Cash Working Capital

The Company uses Cash Flow from Operations before Net Changes in Non-Working Capital as a supplemental measure of its financial performance.  The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Investors are cautioned that the above measures may not be comparable to similarly title measures of other companies.

Table 14: Calculation of Cash Flow from Operations before Net Changes in Non-Working Capital

	Mar 31	Mar 31
In thousands of CDN dollars	2011	2010

Cash flows from operating activities
Profit (loss) from continuing operations	$1,828	$(1,896)
Adjustments for non-cash items:
Depreciation and depletion	1,911	3,082
Accretion	34	28
Gain on investments	(109)	-
Stock-based compensation	417	274
Interest and other	(185)	(536)
	$3,896	$952

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company uses EBITDA as a supplemental financial measure of its operational performance.   Management believes EBITDA to be an important measure of its capacity to generate cash flow from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company’s day-to-day operations.  The Company measures EBITDA as net profit before operations held for sale, plus income taxes, interest expense, and depreciation, depletion and accretion.

The Company believes that this measurement is useful in measuring the Company’s ability to service debt, meet other payment obligations and as a valuation measurement. The following table provides a reconciliation of the Company’s calculation of EBITDA:

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 15: EBITDA Calculation

	Mar 31	Mar 31
In thousands of CDN dollars	2011	2010

Profit (loss) from continuing operations	$1,828	$(1,896)
Interest and other (1)	(496)	(537)
Depreciation and depletion	1,911	3,082
EBITDA	$3,243	$649

(1)  Interest and other is the sum of Finance expense and Non-operating income.

As compared to profit (loss) according to IFRS, EBITDA is limited in that it does not reflect the periodic costs of certain capitalized assets used in generating revenues, or the non-cash charges associated with impairments and shutdown-related costs, income taxes, gain on sale of long-term investments or interest and other. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities.

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Gold Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Net Cash Margin

The Company uses net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by Management to analyze profitability trends and to assess the cash-generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. Management believes that this measurement illustrates the performance of the Company’s business on a consolidated basis and enables investors to better understand Claude’s performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.

The Company’s net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate net cash margin differently. The following table derives this non-IFRS measure from previously defined non-IFRS measures of realized gold price per ounce and total cash costs per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

Table 16: Net Cash Margin per Ounce Calculation

	Mar 31	Dec 31	Mar 31
	2011	2010	2010

Average Realized Price per Ounce (CDN$)	$1,408	$1,273	$1,147

Production costs (CDN$ thousands)	$8,746	$31,217	$8,408
Divided by ounces sold	9,461	44,003	8,890
Total cash costs per ounce (CDN$)	$924	$709	$946

Net Cash Margin per Ounce Sold (CDN$)	$484	$564	$201

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Disclosure Controls and Internal Controls over Financial Reporting

As of March 31, 2011, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements.  Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that internal control over financial reporting is effective as at March 31, 2011, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

We have assessed the impact of the IFRS transition on our internal control over financial reporting and on our disclosure controls and procedures.  Changes in accounting policies or business processes may require additional controls or procedures to ensure the integrity of our financial disclosures.  The transition to IFRS has not required any changes in our internal controls over financial reporting or our disclosure controls and procedures that have materially affected them or are reasonably likely to materially affect them.

No significant changes were made in our internal controls over financial reporting during the period ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, as filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

This Management’s Discussion and Analysis may contain ‘forward-looking’ statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company’s future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion and Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except in accordance with applicable securities laws.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites.  Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Glossary of Technical Terms

Alteration - any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample.  Technique usually involves firing/smelting.

Au Eq (“gold equivalent”) - a measure of contained metal expressed in equivalent gold grade.

Biotite - a widely distributed and important rock-forming mineral of the mica group.

Brecciated - broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample - a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (i.e.: contributing material of the lowest assay that is included in a reserve estimate).

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip - the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Dore - the final saleable product from a gold mine.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Exploration - work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study - a definitive study of the viability of a mineral project by a Qualified Person that defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs, and (4) all requirements of government and markets for mine operation. This study must include a definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture - a break or crack in rock.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Grade - the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Gram metre - a measure of contained gold within a given interval calculated as the product of grams per tonne of gold intercepted over length of core.

Granitoid - a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Head Grade - the average grade of ore fed into a mill.

Igneous - a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource - is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Measured Mineral Resource - in reference to minerals, means a quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and (or) quality are computed from the results of detailed sampling.  The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of the resource are well established.

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Mill - A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve - the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resource - a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Muck - ore or rock that has been broken by blasting.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Ounces - Troy ounces of a fineness of 999.9 parts per 1,000 parts.

Ore - Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Ore Body - A sufficiently large amount of ore that can be mined economically.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Prefeasibility Study - a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined.  This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve - the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve - the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person - an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Resource - a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geological evidence.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Shrinkage Stoping - any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Stope - an underground excavation from which ore has been extracted, either above or below a level.  Access to stopes is usually by way of adjacent raises.

Stratigraphy - the sequence of bedded rocks in a particular area.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Tailings - The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Tonne - a metric ton or 2,204 pounds.

Vein - a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste - barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Working interest or WI - means the interest held by Claude in property. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens.  The working interest percentage is expressed before royalty interests.

Claude Resources Inc.

Q1 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Glossary of Financial Terms

Current ratio = (current asset / current liabilities)

EBITDA = earnings (net profit or loss) before interest, taxes, depreciation and amortization

Debt to capital = (total debt - cash and cash equivalents) / (total debt - cash and cash equivalents + total shareholders’ equity)

Working capital = (current asset - current liabilities)

Claude Resources Inc.